FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002

Unibanco Holdings S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____   No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2002

UNIBANCO HOLDINGS S.A.

By: ______________________________
Israel Vainboim
Diretor Presidente

By: ______________________________
Mauro Agonilha
DIRETOR

UNIBANCO HOLDINGS S.A.

BOARD OF DIRECTORS' PROPOSAL

Dear Shareholders:

The Board of Directors of Unibanco Holdings S.A. ("HOLDINGS"), considering that:

(i) Congress passed Law n.º 10.303, on November 1, 2001, which modified various provisions of the Brazilian corporate Law n.º 6.404;

(ii) The various modifications introduced by the new Law seek to develop and strengthen the Brazilian stock market, encouraging the long term investment in public companies, as well as the market liquidity;

(iii) The above mentioned Law n.º 10.303 specified that the existing companies should adapt their by-laws to the new provisions, within the period of 1 (one) year, and for that purpose a general meeting of the shareholders should be called;

(iv) As it is well know, HOLDINGS adhered, on June 2001, to the Level 1 of "Special Corporate Governance Levels" defined by BOVEPSA, an initiative that confirmed the constant commitment of HOLDINGS to improve its relations with investors, giving priority to the transparence of its institutional decisions and to the quality of information furnished to the shareholders and to the market, with the scope of protecting the assets of the institution and producing a good appreciation in value of the shares and other securities issued by HOLDINGS;

(v) The management of HOLDINGS supports the initiatives that have the scope of strengthening the Brazilian stock market, by means of the adoption of procedures that increase the interest of institutional investors in long term investments in emergent countries, as well as the market dispersion, so that public companies are provided with an alternative source of funding to fulfill their corporate objectives and to generate new wealth and jobs; and

(vi) It is advisable that HOLDINGS procure the amendment of its by-laws, in order to reflect the new provisions of Law 10.303, as well as the adoption of new procedures to improve corporate governance.

SUBMITS TO YOUR CONSIDERATION THE FOLLOWING PROPOSALS, presented by using the same numbering of the articles of the by-laws of HOLDINGS, independently of the nature of the proposed matters:

1. Inclusion of the possibility of reducing the period of the preemptive right when shares, convertible debentures or rights to subscribe by shares are issued, according to article 172 of Law nº 6.404, dated 12.15.1976. In the case such proposal is approved, article 5º, § 4º, of the by-laws of HOLDINGS shall read as follows:

"Article 5º: - ...

§ 4º - The issuance of shares or of subscription bonuses to be sold in the Stock Exchanges or for public subscription, or to be traded for shares offered to the public for the acquisition of the shareholding interest, may be conducted upon a decision of the Board of Directors, with the **reduction of the term or** the exclusion of the preemptive right, in which case a priority term **may be further** granted to existing shareholders for subscription of one or more types and/or classes of shares."

2. Change in the dividends of the class "B" preferred shares, in order that such shares continue to be negotiated in the securities market, according to article 17, paragraph 1, clause I, items "a" and "b", of Law 6.404, dated December 15, 1976. As the amendment is being done within the term of 1 year from the approval of Law 10.303/2001 and, instead of taking out, it adds a further right to the such preferred shares, it shall not confer the right to withdraw and it shall not be presented for approval by a special meeting of the holders of class "B" preferred shares. The proposal hereby presented, if approved, shall cause the amendment of article 5, § 6º, II, "a", "b" e "d", of the by-laws, according to the following wording:

"Article 5º : - ...

§ 6º : - ...

II – class "B" preferred shares: **right of participating in the dividend to be distributed, which shall correspondent to 100% (one hundred per cent) of the net profits of the fiscal year realized in cash, calculated in the form of the article 202 of Lei 6.404/76 and of article 35 of the these by-laws, according to the following criteria:**

a. **(i)** priority in the distribution of minimum semiannual dividends of R$0,15 (fifteen centavos) per batch of one thousand shares **or (ii) semiannual prior dividends of 1,5%)one and a half per cent) of the share's net worth, resulting in annual prior dividends of 3% (three per cent) of the share's net worth, which is higher.**"

b. in the case of splits or combination of preferred class "B" shares, the ~~[minimum]~~ dividend provided for in item "a" **(i)** shall be adjusted in accordance with the new quantity of shares of said class.

....

d. participation, on an equal footing with the common shares, in the capital increases resulting from the capitalization of monetary correction, reserves and profits and in the distribution of dividends after ensuring equal dividends to the common shares according to the ~~[minimum]~~ amount foreseen in item "a" ;

3. Change in the wording of items "a" and "b" of article 10, in order to determine that the conduct thereby specified, related to the exercise of the rights provided by the shares represented by UNITS, is applicable to the shares issued by Unibanco - União de Bancos Brasileiros S.A. and by HOLDINGS, so that, if the proposal is approved, the referred items shall read as follows:

"Article10: - ...

a) the dividends and the amount of the redemption or amortization of the **shares issued** by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS ;

b) the dividends and the amount of the redemption or amortization of the **shares issued** by HOLDINGS delivered to UNIBANCO, in the capacity of depositary of the shares, shall be paid by the latter to the holder of the UNITS;

4. Exclusion of the final part of the first paragraph of article 12 of the by-laws, in order attorneys-in-fact to represent shareholders in the General Shareholders' Meetings without the requirement of the previous delivery of the respective proxy at HOLDINGS head offices, in order to expedite the representation procedure. If the proposal is approved, § 1° of article 12 shall read as follows:

"Article 12: - ...

§ 1°: - The shareholder may be represented at the General Shareholders' Meeting by a proxy who meets the conditions imposed by the law, and the respective proxy letter may be required to be filed with HOLDINGS ~~[up to 5 (five) days before the date scheduled for the Shareholders' Meeting]~~."

5. Inclusion of a provision establishing that any shareholders' agreements pertaining to the exercise of the corporate control shall be previously filed in HOLDINGS head offices. Therefore, article 13, § 2°, shall read as follows:

"Article 13 : - ...

...

§ 2° : - In order to be binding on HOLDINGS, the shareholders' agreements concerning the purchase and sale of its shares, preemptive right in the purchase thereof, or exercise of the voting right **and of the controlling power**, must be previously filed at its head offices, in compliance with the pertinent rules established by the Board of Directors; however, HOLDINGS shall be ensured the right to request from the shareholders clarifications necessary for the faithful performance of its duties."

6. Attribution of a new competence to the Board of Directors, in accordance with the adoption of corporate governance procedures. If the proposal is approved, an item shall be included in article 16 of the by-laws:

"Article 16 : - ...

o) to decide upon the setting up of committees to deal with specific matters within the sphere of action of the Board of Directors and or of the Board of Executive Officers."

7. Inclusion of a new paragraph 1 in article 18, being the other paragraphs renumbered, in order to confer powers to the Vice-President, individually, and to any two other members of the Board, jointly, to call the extraordinary meetings of the Board of Directors. Therefore, if the proposal is approved, the first paragraph of article 18 shall read as follows

"Article 18: - ...

§ 1°: - Extraordinary meetings of the Board of Directors may be called by the President or by the Vice-President, individually, or by any two members of the Board of Directors, jointly."

For that purpose, the private competence of the President of the Board of Directors to call such extraordinary meetings, as so provided by article 17, "a", shall be deleted. If the previous proposal is approved, article 17, "a", shall read as follows:

"Article 17: - ...

a) [~~to call and~~] preside over the Board of Directors' meetings;

8. Inclusion of a provision establishing that whenever the amount of the mandatory dividend exceeds the net realized profits, the excess may be accounted for in a reserve of profits to be realized. In the case this proposal is approved, article 35 of the by-laws shall read as follows:

"Article 35 - HOLDINGS shall distribute as dividends, during each fiscal year, **100% (one hundred per cent)** of the fiscal year's net profits realized in cash after the creation of the legal reserve, **provided for in the sole paragraph of article 34 of these by-laws, and/or of the reserve of profits to be realized, provided for in article 197 of Law n.° 6.404, dated 12.15.1976,** when applicable."

9. Consolidation of the by-laws, including the proposals hereby presented.

These are the proposals we submit to your consideration. São Paulo, April [ ], 2002. (aa) Roberto Konder Bornhausen, Pedro Moreira Salles, Gabriel Jorge Ferreira, Israel Vainboim e Tomas Tomislav Antonin Zinner. This is an accurate copy of the original transcribed in the minute book.

São Paulo, April [ ], 2002.

____

____

DOCUMENT APPROVED BY THE ORDINARY AND EXTRAORDINARY GENERAL MEETING OF APRIL [ ], 2002.

____

GABRIEL JORGE FERREIRA
Chairman

____

MARCIA MARIA FREITAS DE AGUIAR
Secretary